Exhibit 17
PACIFIC LIFE & ANNUITY COMPANY’S
DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION
PROCEDURES FOR POLICIES PURSUANT TO
RULE 6e3(T)(b)(12)(iii)
This document sets forth the administrative procedures that will be followed by Pacific Life & Annuity Company (PL&A) in connection with the issuance of its Pacific Select Exec IV-NY Flexible Premium Variable Life Insurance Policy (“Policy”), the transfer of assets held under the Policies, and the redemption by Policy owners of their interests in said Policies.
I. PURCHASE AND RELATED TRANSACTIONS
A. Premium Schedules and Underwriting Standards
The Policy is a flexible premium variable life insurance policy. The Policy provides lifetime insurance protection for the insured named in the Policy, with a death benefit payable when the insured dies while the Policy is in force. A Policy owner may elect one of two death benefit qualification tests and one of three options to calculate the amount of death benefit payable under the Policy. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among Policy owners, but allow cost of insurance rates to be based upon factors such as age, health or occupation.
A Policy owner may choose the amount and frequency of premium payments, subject to a minimum of $50 per premium payment. We will accept premium payments of less than $50 if the payment is required to keep the policy in force.
B. Application and Initial Premium Processing
Upon receipt of a completed application for a Policy, PL&A will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve verification procedures and may require that further information be provided by the applicant before a determination can be made. PL&A will first become obligated under a Policy when the total initial premium is received or on the date the application is accepted by PL&A, whichever is later.
After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. The Policy Date is usually the date that the Policy is issued. The Policy Date is the date used to determine Policy years, Policy months, and Policy monthly, quarterly, semi-annual and annual anniversaries.
C. Additional Premium Payments
The Policy is a flexible premium policy, and it provides flexibility to pay premiums at the Policy owner’s discretion. When applying for a Policy, a Policy owner will determine a planned periodic premium that provides for the payment of level premiums of fixed intervals over a specified period of time. Each Policy owner will receive a premium reminder notice or listbill on either an annual, semi-annual, or quarterly basis (or monthly (listbill only)), at the option of the Policy owner; however, the Policy owner is not required to pay planned periodic premiums.

Payment of the planned periodic premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy’s accumulated value. Even if planned periodic premiums are paid, the Policy will lapse any time accumulated value less Policy debt is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. Any premium payment must be for at least $50, although we may accept a payment of less than $50 to keep the policy in force. PL&A may also reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.
D. Premium Allocation
A Policy owner may allocate net premiums among the variable accounts and/or the fixed accounts. When a Policy is issued and all delivery requirements are received at PL&A’s administrative office, the accumulated value will be automatically allocated according to the Policy owner’s instructions in the application or more recent instructions if any (except for amounts allocated to the loan account to secure any policy debt). The initial allocation must be made in the application for the Policy. All net premiums are allocated to the Policy owner’s instructions the later of 10 days after the Policy is issued or when all requirements for the Policy to be considered in force are delivered to PL&A’s administrative office (the “Free-Look Transfer Date”).
After the Free-Look Transfer Date, additional net premium payments will be allocated among the investment alternatives according to the Policy owner’s instructions. A Policy owner may change the allocation of accumulated value by submitting a proper written request to PL&A’s administrative office.
PL&A reserves the right to limit the amount allocated to the fixed options to $1,000,000 during the most recent 12 months for all of a Policy owner’s policies. Allocations include net premium payments, transfers and loan repayments. Any excess over $1,000,000 would be transferred to a Policy owner’s other investment options according to the Policy owner’s most recent instructions.
E. Reinstatement
PL&A will reinstate a lapsed Policy (see “Policy Lapsation”, Section III.C. of this document) at any time within five years after the end of the grace period, provided PL&A receives the following: (1) a written application; (2) evidence of Insurability satisfactory to PL&A; (3) sufficient premium to cover all monthly deductions that were due and unpaid during the Grace Period; and (4) sufficient premium to keep the policy in force for three months after the date of reinstatement.
We will deduct a Premium Load from the premium you pay to reinstate your Policy. The effective date of the reinstated policy will be the first Monthly Payment Date on or following the date we approve your application. At reinstatement, the Net Accumulated Value and the Surrender Charge will be the same as at the beginning of the Grace Period. The Surrender Charge will then decrease on the same schedule as if lapse had never occurred. The Coverage Charge will be reinstated as if lapse had never occurred. There will be no Monthly Deductions charged between the time of lapse and reinstatement. If there was a policy loan at the time of lapse, the loan will be extinguished unless you instruct us by Written Request. The policy owner may choose to reinstate or repay the policy loan.

F. Policy Loans
A Policy owner may borrow from PL&A an amount up to the net cash surrender value (the accumulated value less any surrender charge and less any Policy debt). A Policy is the only security required for a loan.
When a Policy owner takes a loan, an amount equal to the loan is transferred out of the Policy owner’s accumulated value in the variable accounts and the fixed accounts on a proportional basis, unless the Policy owner instructs PL&A otherwise.
The interest rate on loans is 3.55% annually for all years. PL&A will credit interest monthly on amounts held in the loan account to secure the loan at an annual rate of 3.00% in Policy years 1 through 10, and 3.3% in Policy years 11 and thereafter. The owner may repay all or a part of the loan at any time while the Policy is in force. If not repaid, the Policy debt will reduce the amount of death proceeds paid upon the death of the insured, the cash surrender value paid upon surrender, or the refund of premium upon exercise of the Free-Look Right.
A loan may affect the length of time the Policy remains in force. The Policy will lapse when accumulated value minus Policy debt is insufficient to cover the monthly deduction against the Policy’s accumulated value on any monthly payment date and the minimum payment required is not made during the grace period. Moreover, the Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions.
II. TRANSFER AMONG INVESTMENT OPTIONS
The Pacific Select Exec Separate Account of Pacific Life & Annuity (the “Separate Account”) is a separate investment account of PL&A used to support the variable death benefits and policy values of PL&A’s life insurance policies. The Separate Account currently invests in all portfolios of Pacific Select Fund and M Fund, Inc., and certain portfolios of Fidelity® Variable Insurance Products Funds, BlackRock Variable Series Funds, Inc., T. Rowe Price Equity Series, Inc. and Van Eck Worldwide Insurance Trust (each a “Fund”). Each Fund is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company of the series type.
A Policy owner may allocate accumulated value from the variable accounts to the fixed accounts. However, such a transfer will only be permitted in the Policy month preceding a Policy anniversary, except that such a transfer may be made at any time during the first 18 Policy months for the Fixed Account. Transfers from the fixed options to the variable accounts are also permitted, subject to the following restrictions: (1) the Policy owner may not make more than one transfer from the fixed accounts to the variable accounts in any 12-month period, and (2) the Policy owner may transfer no more than the greater of $5,000 or 25% of the accumulated value in the Fixed Account to the variable accounts in any 12-month period, and no more than the greater of $5,000 or 10% of the accumulated value in the Fixed LT Account to the variable accounts.
PL&A reserves the right to limit the amount allocated to the fixed options to $1,000,000 during the most recent 12 months for all of a Policy owner’s policies. Allocations include net premium payments, transfers and loan repayments. Any excess over $1,000,000 would be transferred to a Policy owner’s other investment options according to the Policy owner’s most recent instructions.

III. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS
A. Surrender for Net Cash Surrender Value
A Policy owner can make partial withdrawals of the net cash surrender value of the Policy starting on the first Policy anniversary. During the first fifteen Policy years, the portion of a partial withdrawal of up to the lesser of $10,000 or 10% of premium paid will not reduce the face amount under the Policy. The excess of any withdrawal over this amount may cause a reduction in face amount if the death benefit option is Option A, as described below.
A partial withdrawal must be for at least $500, and the Policy’s net cash surrender value after the withdrawal must be at least $500. If there is any Policy debt, the maximum partial withdrawal amount is limited to the excess, if any, of the cash surrender value immediately prior to the withdrawal over the result of the Policy debt divided by 90%.
When a partial withdrawal is made on a Policy on which the owner has selected death benefit Option A, the face amount under the Policy is decreased by the excess, if any, of the face amount over the result of the death benefit immediately prior to the partial withdrawal minus the amount of the partial withdrawal. A partial withdrawal will not change the face amount of a Policy on which the owner has selected death benefit Option B or death benefit Option C. However, assuming that the death benefit is not equal to accumulated value times a death benefit percentage, the partial withdrawal will reduce the death benefit by the amount of the partial withdrawal. To the extent the death benefit is based upon the accumulated value times the death benefit percentage applicable to the insured, a partial withdrawal may cause the death benefit to decrease by an amount greater than the amount of the partial withdrawal.
B. Death Claims
Upon the death of the insured, PL&A will pay to a named beneficiary death benefit proceeds, either in a lump sum or under a payment plan offered under the Policy. The proceeds will be the death benefit under the Policy, plus any insurance proceeds provided by rider, reduced by adjustments for any outstanding Policy debt (and, if in the grace period, any overdue charges).
The death benefit will be the greater of the Guideline Minimum Death Benefit or one of the following three options: (1) death benefit Option A — the face amount of the Policy, (2) death benefit Option B — the face amount of the Policy plus the accumulated value, or (3) death benefit Option C — the face amount of the Policy plus the total premiums paid minus the sum of any withdrawals taken and any other distribution of the Accumulated Value to the date of death. Because of the Guideline Minimum Death Benefit, an increase in accumulated value may increase the death benefit.
The face amount of the Policy may be decreased by the Policy owner. Such a change may change the death benefit, depending, among other things, upon the death benefit option chosen by the owner and whether, and the degree to which, the death benefit under a Policy exceeds the face amount prior to the change. A change in the face amount may affect the net amount at risk under a Policy, which may affect a Policy owner’s cost of insurance charge. For these purposes, the net amount at risk is equal to the death benefit less the policy owner’s accumulated value.
Any request for a change in face amount must be made by written application to PL&A’s administrative office. A Policy owner may make only one such request per Policy year.

C. Policy Lapsation
If the accumulated value less Policy debt of a Policy is insufficient to cover deductions and charges on a monthly payment date, PL&A will give written notice ot the Policy owner that if the amount shown in the notice (which will be sufficient to cover the deduction amount(s) due) is not paid within 61 days (the “grace period”), a lapse will occur. The Policy will remain in force through the grace period, but if no payment is forthcoming, it will terminate at the end of the grace period. In order to avoid termination, the Policy owner must pay an amount equal to three times the charges and deductions plus premium load due on the monthly payment date in which the insufficiency occurred.
If the required payment is made during the grace period, such payment will be allocated among the variable accounts and the fixed account in accordance with the Policy owner’s allocation instructions. If the insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and charges due and any Policy debt.
A lapsed Policy may be reinstated at any time within five years after the end of the grace period. See “Reinstatement”, Section I.E. above.
D. Policy Loans
See Section I.F. above.